# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BJ's Restaurants, Inc., CIK 0001013488
CUSIP: 09180C106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Date of event which requires filing of this statement: 11/14/2025
Filed by CIK 0001750383
Persons authorized to receive notices and communications: Ronald M. Shaich, 777 Brickell Avenue, #500-96800, Miami, Florida (FL), 33131, 6452010601; Andrew Liazos, 444 West Lake Street, Chicago, Illinois (IL), 60606, 3123722000; Heidi Steele, 444 West Lake Street, Chicago, Illinois (IL), 60606, 3123722000; McDermott Will & Emery LLP, 444 West Lake Street, Chicago, Illinois (IL), 60606, 3123722000

## Reporting persons
- BJ's Act III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,251,949; sole dispositive power 0; shared dispositive power 1,251,949; aggregate amount beneficially owned 1,251,949 (5.7% of the class)
  Comment: Boxes 8, 10 and 11
  
  Consists of (a) 375,000 shares of Common Stock of the Issuer held by the Reporting Person, and (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by the Reporting Person.
  
  Box 13
  
  Based on a total of 22,011,730 shares of Common Stock, which is calculated based upon the sum of (a) 21,134,781 shares of Common Stock issued and outstanding as of November 3, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025 (the "10-Q") and (b) 876,949 shares of Common Stock issuable upon the exercise of the warrants.
- Act III Holdings, LLC (CIK 0001750383): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,251,949; sole dispositive power 0; shared dispositive power 1,251,949; aggregate amount beneficially owned 1,251,949 (5.7% of the class)
  Comment: Boxes 8, 10 and 11
  
  Consists of (a) 375,000 shares of Common Stock of the Issuer held by BJ's Act III, LLC, and (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by BJ's Act III, LLC.
  
  Box 13
  
  Based on a total of 22,011,730 shares of Common Stock, which is calculated based upon the sum of (a) 21,134,781 shares of Common Stock issued and outstanding as of November 3, 2025 as disclosed by the Issuer in the 10-Q and (b) 876,949 shares of Common Stock issuable upon the exercise of the warrants.
- Ronald M. Shaich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,402,229; sole dispositive power 0; shared dispositive power 1,402,229; aggregate amount beneficially owned 1,402,229 (6.4% of the class)
  Comment: Boxes 8, 10 and 11
  
  Consists of (a) 375,000 shares of Common Stock of the Issuer held by BJ's Act III, LLC, (b) warrants to purchase 876,949 shares of Common Stock of the Issuer held by BJ's Act III, LLC, and (c) 150,280 shares of Common Stock of the Issuer held by a trust for which the Reporting Person has sole voting and dispositive power.
  
  Box 13
  
  Based on a total of 22,011,730 shares of Common Stock, which is calculated based upon the sum of (a) 21,134,781 shares of Common Stock issued and outstanding as of November 3, 2025 as disclosed by the Issuer in the 10-Q and (b) 876,949 shares of Common Stock issuable upon the exercise in full of the warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BJ's Restaurants, Inc.
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Comment: This statement constitutes Amendment Number 4 (the "Amendment") to the Schedule 13D relating to the common stock, no par value (the "Common Stock"), of BJ's Restaurants, Inc., a California corporation (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 15, 2020 (the "Original Filing") as amended by Amendment No. 1 ("Amendment No. 1") on November 30, 2020, Amendment No. 2 ("Amendment No. 2") on April 20, 2023 and Amendment No. 3 ("Amendment No. 3") on January 2, 2025 (collectively, the "Schedule 13D"), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended to incorporate the information set forth in Item 6.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to add the following information:

Act III Cooperation Agreement Amendment

On November 14, 2025, the Issuer, Act III Holdings, LLC, a Delaware limited liability company ("Act III Holdings"), Act III Management, LLC, a Delaware limited liability company controlled and indirectly owned by Ronald Shaich ("Act III Management"), BJ's Act III, LLC, and SC 2018 Trust LLC, a Delaware limited liability company owned by an irrevocable trust established by Ronald Shaich (the "2018 Trust" and with Act III Holdings, LLC, Act III Management, LLC, BJ's Act III, LLC, collectively are referred to herein as the "Act III Parties" and individually as an "Act III Party") entered into that certain Amendment to Cooperation Agreement (the "Cooperation Agreement Amendment"), pursuant to which the (a) the expiration date of the agreement was extended to June 30, 2027 and (b) the standstill provisions were revised so that the Act III Parties and its Affiliates are restricted from acquiring or seeking to acquire additional shares of the Company's voting securities (other than the exercise of the Warrant or with the prior consent of the Issuer), or engaging in any other transactions, which would result in the Act III Parties and its Affiliates beneficially owning greater than 2,091,011 shares of Common Stock of the Issuer.

The foregoing description of the Cooperation Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the agreement itself, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated November 30, 2020, among the Reporting Persons (previously filed).

Exhibit 99.2 - Amended and Restated Investor Rights Agreement, dated November 24, 2020, by and among BJ's Restaurants, Inc., SC 2018 Trust LLC and BJ's Act III, LLC (previously filed).

Exhibit 99.3 - Amendment No. 1, dated November 24, 2020, to Common Stock Purchase Warrant, dated May 5, 2020, issued by BJ's Restaurants, Inc. in favor of BJ's Act III, LLC (previously filed).

Exhibit 99.4 - Termination Agreement, dated April 13, 2023, by and among the Issuer, SC 2018 Trust LLC and BJ's Act III, LLC (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2023).

Exhibit 99.5 - Cooperation Agreement, dated December 30, 2024, among the Company, Act III Holdings, LLC, Act III Management, LLC, BJ's Act III, LLC, and SC 2018 Trust LLC (previously filed).

Exhibit 99.6 - Amendment No. 2, dated December 30, 2024, to Common Stock Purchase Warrant, dated May 5, 2020 (as amended), issued by the Company in favor of BJ's Act III, LLC (previously filed).

Exhibit 99.7 - Amendment to Cooperation Agreement, dated November 14, 2025, among the Company, Act III Holdings, LLC, Act III Management, LLC, BJ's Act III, LLC, and SC 2018 Trust LLC.

## Signatures
- BJ's Act III, LLC: /s/ Ronald M. Shaich, Ronald M. Shaich/Chief Executive Officer (11/17/2025)
- Act III Holdings, LLC: /s/ Ronald M. Shaich, Ronald M. Shaich/Chief Executive Officer (11/17/2025)
- Ronald M. Shaich: /s/ Ronald M. Shaich, Ronald M. Shaich/Chief Executive Officer (11/17/2025)